McCORMICK
CAPITAL
MANAGEMENT, Inc.


April 2, 2007

IT'S BEEN A DIFFICULT WINTER

Dear Shareholders,

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For the 90% of our investors who  live in  the Pacific
Northwest,  it has been a long and dreary winter. Last     "NICE,  BUT WE'LL  NEED AN ENVIRONMENTAL-IMPACT STUDY, A WARRANTY, RECALL
week   when   the  clouds  parted  and   gave  us  two      BULLETINS, RECYCLING FACILITIES, AND TWENTY-FOUR-HOUR CUSTOMER SUPPORT."
consecutive  days of sunshine, spirits were definitely
lifted   among   the   hoards  of  office  workers  in
downtown Seattle.
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To lift  your  spirits,  I am also  pleased  to  report  that we ended the first quarter with our Elite  Growth & Income Fund up 4.7%.  That  compares  favorably with the three major indices which moved only  fractionally.  The S&P 500 was up
0.8%, Dow Jones down 0.1%, and the NASDAQ up 0.4%.

Our stock market story remains unchanged. A strong world economy and growing corporate profits will translate into high stock prices by year end. Since I don't have much to report, I thought I would highlight two new stock purchases in our Growth & Income Fund.

Atwood Oceanics: Atwood engages in offshore drilling for oil and gas wells. The company rigs are located around the World off the coast of such places as Asia, Africa, Australia, and in the Black Sea. With their rigs 100% leased for 2007, 75% leased for 2008, and starting to lease for 2009, their earnings and revenues are significant. For 2007 and 2008, we expect earnings of $4.40 and $8.00 with the company being debt free by the end of 2007. Currently valued at $58 per share, we feel that Atwood Oceanics value will be much higher in the near future.

The Children's Place: The Company owns and operates 865 stores under the "Children's Place" banner and 328 stores under the "Disney" name. With significant growth opportunities ahead, the company expects they can grow earnings for the next five years at 15% to 18% per year. With 2007 earnings estimated at $3.70, net cash per share of $7.00 and a clean balance sheet, we feel Children's Place is a value at $56 per share.

INTEREST RATES/ BOND INCOME FUND

For the first quarter of 2007, our bond Income Fund was up 1.4%. We are pleased that this first quarter return will keep us on a path to have returns in the 5%+ range by year end. Our expectation for the year is that rates will hover around 5%.

FIRST QUARTER STATEMENTS!

In a few days you will be receiving your first quarter statements. The numbers will reflect the abovementioned appreciation. They will also show that we paid a regular income distribution of $0.12 in the Income Fund. For the Growth Fund, we made a long term capital gains distribution of $1.00 per share. Each of these dividends, when paid, reduce the price of the Fund but this reduction is offset by new shares acquired.

Warm Regards,                                NAV VALUE AS OF 3/30/07:

                                             Elite Income Fund -          $9.78
/s/ Dick McCormick                           Growth & Income Fund -      $20.97

Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IS INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH MUST ACCOMPANY OR PRECEDE THIS LITERATURE. READ IT CAREFULLY BEFORE YOU INVEST.

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     SEATTLE AREA:  (206) 624-5863  o  TOLL FREE:  (800) 423-1068  o  EMAIL: MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM
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